Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

15. maj 2007
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Gunilla Jensen
Executive Secretary

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No. 7/2007.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encl.

Dlw 5/23

Coloplast

Announcement No. 7/2007
15 May 2007

Interim financial statements, first half-year 2006/07

(1 October 2006 – 31 March 2007)

"We are very pleased that Coloplast generated 10% organic revenue growth in the first half-year and we have achieved significant one-off income from the sale of business areas," said Sten Scheibye, President and CEO. "The sales performance of our ostomy care business reflects the good reception our customers have given to our **SenSura** ostomy care products, and our operating profit was satisfactory."

- Coloplast generated revenue of DKK 3,913m compared with DKK 3,059m for the same period of last year, corresponding to an increase of 30% in local currencies and 28% in Danish kroner. The breast care and brachytherapy businesses are reported as net profit from discontinued operations, and historical figures have been restated accordingly.
- Organic revenue growth was 10% in local currencies, the acquired urology business contributed 20% and exchange rate changes reduced the reported growth in Danish kroner by 2%.
- Operating profit was DKK 493m, which translates into an EBIT margin of 13%. Economic profit was DKK 163m compared with DKK 201m for the same period of last year.
- Expressed less costs of integrating the acquired urology business and amortisation of intangibles from that acquisition totalling DKK 159m, operating profit was DKK 652m, equal to an EBIT margin of almost 17%.
- DKK 1bn share buy-back programme launched on 5 March 2007. At 31 March 2007, Coloplast had bought back shares for DKK 105m.
- The outlook for 2006/07 is unchanged. As previously announced, the revenue target for 2012 has been changed after the divestment of the Breast Care business unit from at least DKK 15 billion to at least DKK 14 billion.

Key figures and ratios, DKKm (unaudited)	**Actual 2006/07 6 months**	**Actual 2005/06 6 months**	**Indexed on 2005/06 6 months**	**Actual 2005/06 full year**
Revenue	3,913	3,059	128	6,709
Operating profit (EBIT)	493	549	90	879
Net financial income and expenses	-69	-128	54	-222
Profit before tax	424	421	101	657
Tax on profit for the period	-125	-116	108	-191
Profit for the period, continuing operations	299	305	98	466
Net profit for the period, discontinued operations	479	0		149
Coloplast's share of profit for the period	778	305	255	614
Profit margin, EBIT, %	13	18		13
EBITDA margin, %	20	24		19
Earnings per free share of DKK 5, EPS, DKK	6	7		11
Return on equity, %	52	24		23
Return on average invested capital (ROAIC), %	12	20		14
Economic profit	163	201		295
PE, price/earnings ratio	15	37		37
Equity ratio, %	41	44		35
Investment in property, plant and equipment, gross	259	185		413

Attached are income statement, the balance sheet, cash flow statement, statement of changes in equity, notes to the financial statements, key figures and ratios as well as restated quarterly income statements for 2005/06 and Q1 2006/07.

Income statement and balance sheet

Net profit from discontinued operations recognised

The divestment of the breast care business was completed on 31 March 2007 and the divestment of the brachytherapy business is expected to be completed by June 2007. In addition, we have received final settlement of the divestment of Sterling Medical Services. The three business areas are recognised in the financial statements as net profit from discontinued operations of DKK 479m. The amount represents the operating profits from the respective businesses for the reporting period and gains from the sales.

Comments on the company's income statement relate to the continuing operations only. Comparative figures were published prior to the release of this interim report and they are included as an appendix to this report.

Revenue

Coloplast reported H1 revenue of DKK 3,913m, compared with DKK 3,059m in the year-earlier period, a 30% improvement in local currencies and a 28% improvement in Danish kroner. A main driver of revenue was the acquisition of the urology business, which added 20% growth in local currencies.

Organic revenue growth of 10% in local currencies

Organic growth was 10% in local currencies. This is a satisfactory performance indicating that the slowdown in revenue growth experienced in 2006 was of a temporary nature. The ostomy care business accelerated growth in the second quarter, whereas the sales growth in urology and continence products lost a little momentum from a high level.

Sales of skin and wound care products improved by 7% during the reporting period and by 8% in the second quarter. However, the growth performance still trails projections for this business area and Coloplast no longer forecasts double-digit growth rates in sales of wound and skin care products in the 2006//07 financial year.

Full-year revenue forecast unchanged

The forecasts of FY 06/07 revenue growth of about 22% in local currencies and 9% organic growth are unchanged.

EBIT margin

EBIT margin of almost 17% adjusted for acquisition effects

Operating profit was DKK 493m for an EBIT margin of 13% (H1 05/06: 18%). The decline was due to effects from the acquisition of the urology business totalling DKK 159m. Adjusted for this factor, the operating profit was DKK 652m and the EBIT margin was almost 17%. Synergies achieved were immaterial. Implementation of the new organisational structure led to costs totalling DKK 23m, which amount is included in the DKK 90m restructuring provisions made for the 2006/07 financial year.

Table 1: H1 financial effects from acquisitions and restructuring

DKKm	H1 06/07	Q2 06/07
Integration of acquired business	-73	-33
Relocation in the USA	-22	-10
Amortisation, intangible assets	-64	-32
Restructuring	-23	-23
Total financial impact	**-182**	**-98**

Costs affected by acquisitions

Cost of sales rose by 37% during the reporting period to DKK 1,565m. This amount includes amortisation of intangible assets of the acquired urology business of DKK 64m as well as integration costs of DKK 17m. Adjusted for this factor and for the relatively high cost of sales of the Mentor products, cost of sales rose by 27%. Selling and distribution costs were up by 36% to DKK

1,279m, including DKK 56m in integration costs. Adjusted for these items, the increase was 30%. Administrative expenses rose by 40% to DKK 469m including costs of relocation in the USA and DKK 45m in restructuring costs. Adjusted for these items, the increase was 27%. R&D costs were up by 31% to DKK 142m.

Underlying operating profit in line with last year's H1 figure

When disregarding the temporary factors mentioned above, the H1 operating margin was just over 18% and in line with the year-earlier figure. Accordingly, the company managed to maintain the underlying profitability, even though the acquired urology business has a lower EBIT margin than the rest of our businesses. The retention of the underlying profitability was facilitated by the relocation to Hungary and the implementation of lean management principles.

Financial results

Coloplast's share of H1 profit was DKK 299m

Coloplast's share of H1 profit was DKK 299m before profit from discontinued operations. This is in line with last year, when Coloplast's share of the profit was DKK 305m. The H1 profit from discontinued operations was DKK 479m net of the carrying amount of assets divested and transaction costs incurred.

Financial items, which include interest, exchange rate and fair value adjustments as well as bank charges, amounted to a net expense of DKK 69m, as compared with DKK 128m last year. A main reason for the improvement was the fact that the fair value adjustment of previously granted options was only DKK 8m, which was DKK 46m less than in H1 05/06.

Exchange rate changes reduced revenue by DKK 45m

Coloplast's weighted average of invoicing currencies was almost 2 percentage points lower than last year, resulting in a DKK 45m fall in the DKK-equivalent value of Coloplast's revenue. On the other hand, exchange rate changes reduced costs, resulting in a largely neutral net impact on the operating profit.

Tax rate was 29%

The effective tax rate was 29%, equal to a tax expense of DKK 125m, compared with 28% last year.

Balance sheet

Total assets fell by DKK 134m to DKK 7,848m as a result of the divestment of the breast care business unit. Non-current assets fell by DKK 295m to DKK 4,823m, while current assets rose by DKK 161m to DKK 3,025m. The equity ratio was 41%. Trade receivables rose by DKK 28m during the first half-year.

Economic profit

Economic profit fell due to acquisitions

Economic profit was DKK 163m, as compared with DKK 201m last year. The decline was attributable to integration costs and an increase in average invested capital due to acquisitions. The economic profit was lifted by one-off income after tax of DKK 84m from divestments.

The one-off income of DKK 84m less deduction of goodwill of DKK 395m, was previously charged against equity, but the amount is included in the invested capital. The calculation of EP is based on a weighted average cost of capital (WACC) of 6.8% and an average invested capital of DKK 7.9bn.

Cash flow statement

Cash flows

Free cash flow of DKK 666m

The free cash flow was DKK 666m. Net of DKK 740m relating to the divestment of business operations, the free cash flow was an outflow of DKK 74m. Cash flows from operations were DKK 184m and dividend payments to shareholders in respect of the 2005/06 financial year amounted to DKK 184m

Total cash and cash equivalents were DKK 33 million at 31 March 2007.

Investments in property, plant and equipment during the reporting period amounted to DKK 259m, of which DKK 193m represented investment in non-current assets under construction, mainly for the plants in Nyirbator, Hungary, and Zhuhai, China.

Capital structure and share buy-back programme

DKK 1bn share buy-back programme launched

The net debt was 1.7 times EBITDA at 31 March 2007, or below the 2.0–3.5 target range. Coloplast's Board of Directors has initiated a share buy-back programme involving the purchase of Coloplast shares for DKK 1bn during 2007 and part of 2008. The overall share buy-back programme consists of two programmes of DKK 500m each. The first programme runs from 5 March – 15 August 2007. At 31 March 2007, the company had acquired shares for just over DKK 105m. A maximum of 11,945 shares will be bought on any given trading day, equal to 5% of average daily trading.

Due to the share buy-back programme, the holding of treasury shares increased by 251,010 during the reporting period to 2,141,809 shares, equal to 4.8% of the Class B share capital. The Board of Directors intends to propose to the shareholders in general meeting that shares bought back under the new programme be cancelled.

The share buy-back programme was launched within the scope of the existing authority granted by the shareholders in general meeting for the repurchase of up to 10% of the company's share capital.

Outlook and long-term objectives

Outlook for 2006/07

Organic revenue growth of around 9%

The forecast for revenue growth of around 22% in local currencies is intact. Organic growth is expected to be around 9%, while the remaining growth will be generated by the acquired urology business, which was included for four months of the last financial year. The potential effects of a British healthcare reform, which is currently being considered by the authorities, are not included in our forecast.

EBIT margin of 12-13%

The EBIT margin is expected to be 12-13%. The integration of the urology business, restructuring initiatives and amortisation of intangible assets from business acquired are expected to reduce the operating profit by approximately DKK 360m and to affect the EBIT margin by some 4-5 percentage points. The expected amortisation charges on intangible assets have been reduced from DKK 150m to DKK 130m following the acquisition of the urology business.

Table 2: Full-year financial impact of acquisitions and restructuring

DKKm	**2006/07**	**4 mths. 2005/06**
Integration of acquired business	-130	-70
Relocation of US operations	-30	-60
Amortisation of intangible assets	-130	-50
Restructuring	-90	0
Market value adjustment, inventories	0	-100
Synergies	20	0
Total financial impact	**-360**	**-280**

The EBITDA margin is expected to be 18-19%.

We still anticipate synergies of DKK 75-100m per year after the full integration of the acquired urology business and integration costs totalling approximately DKK 230m.

Investment level affected by the building of new factories

For 2006/07 gross investments in property, plant and equipment (buildings, machinery and operating equipment) are expected to amount to approximately DKK 600m, or DKK 100m less than previously announced. Investments in the new factories in China and Hungary are expected to account for approximately DKK 200m.

Tax rate of 30%

The tax rate is expected to be approximately 30%.

New Danish bill could lower our effective tax rate by 4 percentage points in 2006/07

A bill has been tabled in the Danish parliament to change the corporate tax rate. We estimate that in its current form, the bill would lower our effective tax rate by about 2 percentage points. Also, our effective tax rate for the 2006/07 financial year would be reduced by a further 2 percentage points, if the bill is passed in its current form, due to a one-off adjustment of previously deferred tax.

Healthcare reforms

Changes to health care regulation in Germany

A new set of lower nationwide reimbursement rates implemented for continence care products in the German market took effect on 1 January 2007. The change has lowered the reimbursement rates for our continence care products by an average of about 10% compared with prices before 1 January 2007. We estimate that the new prices will reduce Coloplast's 2006/07 revenue by DKK 20-25m. Our financial guidance allows for this reduction.

Also in Germany, new health care regulation was implemented by 1 April 2007. The main change to previous practice is that the German sick funds have expanded their possibility to use competitive tendering when selecting providers of medical devices.

The changes will not impact Coloplast's results in 2006/07. Any possible future impacts, either positive or negative, depends on the extent to which the German sick funds choose to apply competitive tendering rather than the existing fixed price system as well as Coloplast's ability to act under the changed market conditions.

Health care reform in the UK

In 2005 and 2006, the British Department of Health issued a number of consultation papers on the regulation of medical supplies of ostomy and continence care products and associated services. The Department of Health is currently reviewing reimbursement prices for ostomy and continence care products as well as possible changes to the rates applicable for services relating to these appliances.

The Department of Health estimates that the overall financial effect of price reductions in the market will be approximately GBP 27m per year. By comparison, total annual expenditure of GBP 200m.

Effects of UK health care reform not included in forecasts

The consultation period ended on 2 April 2007, and the British healthcare authorities have announced that they intend to release a summary of responses received from trade organisations, patient organisations and businesses no later than 2 July 2007. As no other information has been given regarding the further course of events, we are unable to say when any potential changes may be implemented. Our expectations for 2006/07 do not reflect any potential changes.

Long-term targets

As previously announced, the long-term targets have been changed after divestments

The long-term target for Coloplast's revenue has been changed since the financial statement for Q1 2006/07 following the divestment of Breast Care. This was announced in stock exchange announcement no. 2/2007 of 12 February 2007. The business targets for 2012 are:

- To double economic profit at least every five years towards 2012 based on the financial results in 2004/05
- Revenue of at least DKK 14bn (changed from at least DKK 15bn)
- An EBIT margin of at least 18%.

Major fluctuations in the exchange rates of important currencies, significant changes in the healthcare sector or major changes in the global economy may impact Coloplast's potential for achieving the long-term targets and for meeting the full-year forecasts. In addition, such fluctuations may also impact the company's financial statements.

Business areas

The Group's results are reported as a single entity. However, details are also provided on the revenue and growth rates in local currencies for the quarterly reporting period for Coloplast's products in each of the three business areas as well as the category "Other", which comprises revenue generated by the Group from selling competitor products, bonuses, discounts, etc.

Table 3: Revenue by business area

DKKm	H1 06/07	H1 Growth*	Q2 06/07	Q2 Growth*
Ostomy Care	1.499	9%	761	12%
Urology & Continence	1.563	76%	836	89%
Wound & Skin Care	616	7%	313	8%
Other	235	26%	79	-12%
Group revenue	**3.913**	**28%**	**1.989**	**33%**

** Growth rates are stated in local currencies*

Ostomy Care

Revenue growth of 9%

The gross revenue generated by Coloplast's ostomy care products was DKK 1,499m compared with DKK 1,384m during the year-earlier period. This corresponds to growth of 9% in local currencies, which was in line with expectations.

Growth in HSC

Thanks to the efforts to strengthen HSC, this company is again contributing to consolidated growth. Changed market conditions in Germany following the implementation of lower reimbursement prices in 2005 meant that HSC, Coloplast's homecare company, failed to meet our growth and earnings expectations last year. A new, competing player set up operations in the distribution market, attracting employees from HSC and others. Following a period of stabilising sales, the trend is now improving.

SenSura sales outperforming expectations

Healthy revenue growth was reported in other major ostomy care markets, including France, the UK and the USA. **SenSura** has been launched on 14 markets and sales of this product continue to outperform expectations. **SenSura** is expected to be rolled out in all major markets by the end of the financial year.

Urology and Continence Care

Organic growth of 10%

The gross revenue from Coloplast's urology and continence care products increased by 76% measured in local currencies to DKK 1,563m, 66

percentage points being generated by acquired business. The organic growth rate was 10%. The most significant growth drivers were catheters and urine bags. These two product areas account for nearly half of the sales generated in this business area. Implant sales did not improve, as expected.

Sales in the acquired business performed well towards the end of the reporting period, and the 2006/07 forecasts include an increase in overall sales from business acquired relative to the 2005/06 financial year.

Integration progressing to plan

The integration of the urology business is progressing according to plan. The new US head office in Minneapolis has now been established and we have integrated the US sales systems and distribution activities, so customers can be served from one single system. The consultation process with the works council in France regarding the merger of sales offices continues as planned.

While relocating our US headquarters from Marietta to Minneapolis, we have successfully retained most of our US sales force, while a number of new employees were hired for service functions as a result of the relocation. Management has been strengthened through the appointment of a number of new managers with relevant industry experience.

Wound and Skin Care

Revenue growth of 7%

Gross revenue from Coloplast's wound and skin care products increased by 7% measured in local currencies to DKK 616m, up from DKK 587m in H1 2005/06. Sales continued to improve, producing an 8% increase in revenue, but sales growth is not in line with expectations.

Sales improved by more than 10% in the key markets of Great Britain, France and the USA, where revenue growth was driven by sales of Coloplast's advanced foam dressings. The main reasons for the relatively weak growth rates were the restructured sales force for a larger European market and a drop in sales of traditional hydrocolloid bandages, which account for about one-third of the business area's sales.

Launch of **Biatain** – Ibu continues

Coloplast no longer forecasts double-digit growth rates in sales of wound and skin care products for the 2006/07 financial year. The revision was made due to the factors set out above, and that sales of **Biatain** – Ibu have fallen short of expectations. The product has been well received by customers, but acceptance of an entirely new and innovative wound care product with an active ingredient has proven more difficult to obtain than previously expected.

Biatain - Ibu has been launched in 17 countries, including Germany, France, Spain and Italy.

Geographical markets

Table 4: Revenue by geographical market

DKKm	H1 06/07	H1 05/06	Growth*	Organic*
Europe	3,127	2,597	20%	9%
The Americas	542	247	138%	16%
Rest of the world	244	215	22%	11%
Group revenue	**3,913**	**3,059**	**28%**	**10%**

** Growth rates are stated in local currencies*

9% organic growth in Europe

The revenue generated in Europe improved by 20% in local currencies to DKK 3,127m. Growth was 9% net of the businesses acquired. The stronger growth

in Europe was mainly due to the performance of the ostomy care business.

16% organic growth in Americas

In the Americas, revenue improved by 138% in local currencies to DKK 542m. Growth was 16% net of the businesses acquired. Sales of ostomy care products continued the satisfactory upward curve and Coloplast now has an estimated market share of 6% in the USA.

11% organic growth in Rest of World

Revenue generated in the rest of the world was DKK 244m, a 22% increase in local currencies. The organic growth rate was 11%. Japan and Australia are our largest markets in the region. Organic growth was impacted by the fact that the Japan healthcare authorities have implemented co-payment of ostomy care products. Japanese consumers are now required to pay 10% of the cost of their ostomy care products, and they consequently buy fewer products at a time. This is not expected to impact product prices or the full-year sales volumes, but it does mean that Japanese consumers bought fewer of this type of products during the reporting period.

Management issues

New organisational structure
On 30 March, a new function-specific global organisation replaced the three product divisions and four regional and three national sales organisations were formed instead of the previous six regional sales organisations.

The most important changes made are as follows:

- Three new global functions, Global Marketing, Global R&D and Commercial Excellence, report to CCO Lars Rasmussen and have replaced the three product divisions
- The national sales organisations in Great Britain, Germany and France report direct to the Executive Management (CCO).
- The other European countries report to the new Region Europe
- Region North America has replaced the former Region Americas
- A new regional organisation has been set up for 'Emerging Markets'

The changes are described in further detail in announcement no. 4/2007 to the Copenhagen Stock Exchange.

Share scheme for Coloplast's employees in Denmark
Effective from 1 January 2007, Coloplast employees in Denmark with at least four years' seniority were given the opportunity to buy Coloplast shares for up to DKK 21,500 per year funded through a voluntary drop in each participating employee's gross salary. The shares will be awarded at the end of 2007 to employees who have signed up for the scheme and who are in continuing employment at the date of award. The shares must be held in blocked accounts for seven years.

Almost 70% of eligible employees in Denmark have signed up to acquire shares under the scheme. The Company incurs no material costs from the scheme.

Management statement

The Board of Directors and the Executive Management have considered and approved the interim financial statements of Coloplast A/S for the six months to 31 March 2007.

The financial statements, which are unaudited, have been prepared in accordance with the requirements of the International Financial Reporting Standards and additional Danish disclosure requirements for the interim financial statements of listed companies.

We believe that the financial statements give a true and fair view of the Group's assets and liabilities, financial position and profit for the period under review.

Executive Management

Sten Scheibye
President, CEO

Lene Skole
Executive Vice President, CFO

Lars Rasmussen
Executive Vice President, CCO

Board of Directors

Michael Pram Rasmussen
Chairman

Niels Peter Louis-Hansen
Deputy Chairman

Thomas Barfod

Håkan Björklund

Mads Boritz Grøn

Per Magid

Torsten Erik Rasmussen

Ingrid Wiik

Knud Øllgaard

This announcement includes information about Management's expectations for future developments. Being based on assumptions that embody uncertainty and risks including, but not restricted to, changes in relevant legislation and treatment methods as well as the financial markets, actual results may turn out to differ from those expected.

Further information

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665
E-mail: dklsk@coloplast.com

Jørgen Fischer Ravn
Investor Relations Manager
Tel. +45 3085 1308
E-mail: dkjfr@coloplast.com

Press and the media

Jens Tovborg Jensen
Head of Media Relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish- and an English-language version. In the event of any discrepancies, the Danish version shall prevail.

Key figures and ratios (unaudited)

1 October 2006 - 31 March 2007

	Group		Group
	mDKK		*mDKK*
	2006/07	*2005/06*	*2005/06*
	6 months	*6 months*	*Year*
Income statement			
Revenue	3.913	3.059	6.709
Research & development costs	-142	-108	244
Operating profit before amortisation and depreciation (EBITDA)	778	734	1.304
Operating profit (EBIT)	493	549	879
Net financial income and expenses	-69	-128	-222
Profit before tax	424	421	657
Coloplast's share of profit for the period	778	305	614
Revenue growth			
Annual growth in revenue, %	28	11	16
Increase consists of:			
Organic growth, %	10	9	8
Currency effect, %	-2	2	1
Acquired business, %	20	0	7
Divested business, %	0	0	0
Balance sheet			
Total assets	7.848	5.801	7.982
Invested capital	8.068	5.634	7.996
Net interest-bearing debt	2.712	1.079	3.069
Equity	3.234	2.549	2.804
Cash flow and investments			
Cash flow from operations	159	249	991
Cash flow from investments	507	-195	-3.018
Acquisition of tangible assets, gross	259	185	415
Cash flow from financing	-505	-366	782
Free cash flow	666	54	-2.027
Key figures			
Profit margin, EBIT, %	13	18	13
Profit margin, EBITDA, %	20	24	19
Return on average invested capital (ROAIC), %	12	20	14
Ecconomic profit	163	201	295
Return on equity, %	52	24	23
Ratio of net debt to EBITDA	1,7	0,7	2,4
Interest cover	9	13	10
Equity interest, %	41	44	35
Rate of debt to enterprise value, %	11	5	12
Book value per share, DKK	67	53	58
Share data			
Share price, DKK	474	297	473
Marked value	22.728	22.248	22.680
Share price/Book value per share	7	8	8
PE, price/earnings ratio	15	37	37
PE, price/earnings ratio, without discontinuing operations	38	37	49,00
Dividend per share, DKK	-	-	4
Pay-out ratio, %	-	-	31
Earnings per share, EPS, DKK	6	7	10
Free cash flow per share	14	1	-42

Income statement (unaudited)

1 October 2006 - 31 March 2007

		Group		Index	Group		Index
		mDKK			*mDKK*		
		2006/07	*2005/06**		*Q2 2006/07*	*Q2 2005/06**	
Notes		*6 months*	*6 months*		*3 months*	*3 months*	
1	Revenue	3.913	3.059	128	1.989	1.515	131
	Cost of sales	-1.565	-1.140	137	-789	-558	141
	Gross profit	**2.348**	**1.919**	**122**	**1.200**	**957**	**125**
	Distribution, sales and marketing costs	-1.279	-938	136	-671	-469	143
	Administrative expenses	-469	-335	140	-232	-163	142
	Research and development costs	-142	-108	131	-82	-54	152
	Other operating income	36	14	257	24	8	300
	Other operating expenses	-1	-3	33	-1	0	
1	**Operating profit**	**493**	**549**	**90**	**238**	**279**	**85**
2	Financial income	38	14	271	10	6	200
3	Financial expenses	-107	-142	75	-25	-96	26
	Profit before tax	**424**	**421**	**101**	**223**	**189**	**118**
	Tax on profit for the period	-125	-116	108	-70	-50	140
	Profit for the period, continuing operations	**299**	**305**	**98**	**153**	**139**	**110**
9	Net profit for the period, discontinued operations	479	0		483	2	
	Profit for the period	**778**	**305**	255	**636**	**141**	451
4	Minority interests	0	0		0	0	
	Coloplast´s share of profit for the period	**778**	**305**	**255**	**636**	**141**	**451**
	Earnings per Share (EPS), DKK	6	7		3	3	
	Earnings per Share (EPS), not adjusted for own shares, DKK	6	6		3	3	

Balance sheet (unaudited)

At 31 March 2007

		Group		
		mDKK		
Notes		*At 31 March 07*	*At 30 Sep 06*	*t 31 March 06*
	Assets			
	Acquired patents and trademarks	1.413	1.532	12
	Goodwill	951	1.021	326
	Software	127	127	144
	Other rights	0	0	0
	Prepayment for intangible assets and intangible assets in progress	24	25	14
	Intangible assets	**2.515**	**2.705**	**496**
	Land and buildings	1.004	1.138	1.082
	Plant and machinery	649	642	557
	Other fixtures and fittings, tools and equipment	193	233	224
	Property, plant and equipment in progress and prepayments for property, plant and equipment	360	263	210
	Property, plant and equipment	**2.206**	**2.276**	**2.073**
	Investment in associates	0	2	2
	Other investments	8	7	7
	Deferred tax asset	94	128	157
	Investments	**102**	**137**	**166**
	Fixed assets	**4.823**	**5.118**	**2.735**
	Inventories	**897**	**844**	**734**
	Trade receivables	1.626	1.598	1.324
	Receivables from associates	0	7	7
	Income taxes	2	68	0
	Other receivables	128	146	100
	Prepayments	79	52	68
	Receivables	**1.835**	**1.871**	**1.499**
	Marketable and securities	**1**	**1**	**266**
	Cash and bank balances	**292**	**148**	**567**
	Current assets	**3.025**	**2.864**	**3.066**
	Assets	**7.848**	**7.982**	**5.801**

Balance sheet (unaudited)

At 31 March 2007

Notes		Group mDKK		
		At 31 March 07	At 30 Sep 06	t 31 March 06
	Liabilities			
	Contributed capital	240	240	240
	Reserve for exchange rate adjustments	7	0	-17
	Fair value reserve	-22	-65	-87
	Proposed dividend for the year	0	184	0
	Retained earnings	3.009	2.445	2.413
	Equity	**3.234**	**2.804**	**2.549**
4	**Minority interests**	**1**	**1**	**1**
	Provision for pensions and similar liabilities	104	106	80
	Provision for deferred tax	130	147	58
	Other provisions	17	32	13
	Mortgage debt	580	595	386
	Other credit institutions	1.859	2.118	1.234
	Other payables	19	72	35
	Deferred income	286	228	174
	Long-term liabilities	**2.995**	**3.298**	**1.980**
	Provision for pensions and similar liabilities	11	11	0
	Mortgage debt	7	51	4
	Other credit institutions	253	226	113
	Trade payables	326	391	240
	Income taxes	0	148	63
	Other payables	987	950	736
	Deferred income	34	102	115
	Short-term liabilities	**1.618**	**1.879**	**1.271**
	Short-term and long-term liabilities	**4.613**	**5.177**	**3.251**
	Liabilities	**7.848**	**7.982**	**5.801**

8 Contingent items

Cash flow statement (unaudited)

1 October 2006 - 31 March 2007

Notes		Group mDKK 2006/07 6 months	2005/06* 6 months
	Operating profit, continuing operations	493	549
	Operating profit, discontinuing operations	25	19
5	Adjustment for non-cash operating items	278	189
6	Changes in working capital	-335	-228
	Ingoing interest payments, etc.	38	13
	Outgoing interest payments, etc.	-107	-103
	Company tax paid	-208	-190
	Cash flow from operations	**184**	**249**
	Investments in intangible assets	-38	-27
	Investments in land and buildings	-9	-12
	Investments in plant and machinery	-57	-144
	Adjustments of tangible assets under construction	-193	-29
	Fixed assets sold	40	18
	Divestment of operations	740	-1
	Purchase of operations	0	0
	Investmens in other investments	-1	0
	Cash flow from investments	**482**	**-195**
	Free cash flow	**666**	**54**
	Dividend to shareholders	-184	-162
	Dividend to minority interests	0	-1
	Investment in own shares	-105	-103
	Financing from shareholders	**-289**	**-266**
	Financing through long-term borrowing, instalmenst	-515	-100
	Financing through long-term borrowing, debt funding	301	0
	Financing through long-term borrowing, exchange rate adjustments	-2	0
	Cash flow from financing	**-505**	**-366**
	Net cash flow for the period	**161**	**-312**
	Liquidity at 1 October 2006	-128	1.028
	Adjustment, exchange rate	0	0
	Change in liquidity for the period	161	-312
7	**Liquidity at 31 March 2007**	**33**	**716**

The consolidated cash flow statement cannot be extracted directly from the published financial statements.

* Comparison figures is not adjusted with discontinuing operations

Statement of changes in equity (unaudited)

Group	Contributed capital		Reserve for exchange rate	Reserve for fair	Dividend	Retained earnings	Equity total
mDKK	A shares	B shares	adjustments	value			
1.10.2005 - 31.03.2006							
Balance at 1.10.2005 as reported in annual report	18	222	3	-109	162	2.276	2.572
Effect of changes in accounting policies						-60	-60
Restated value at 1.10.2005	18	222	3	-109	162	2.216	2.512
Hedging against interest risks				27			27
Effect of hedging on deferred tax				-7			-7
Hedging against exchange rate risks				3			3
Effect of hedging on deferred tax				-1			-1
Net gain/loss not recognised in income statement	0	0	0	22	0	0	22
Dividend paid out for 2004/05					-162		-162
Tax value of loss on employee shares							0
Profit for the period						305	305
Own shares purchased						-103	-103
Own shares sold						0	0
Dividend on own shares							0
Adjustment of opening balances and other adjustments							0
relating to subsidiaries			-20			-5	-25
Balance at 31.03.2006	**18**	**222**	**-17**	**-87**	**0**	**2.413**	**2.549**
1.10.2006 - 31.03.2007							
Balance at 1.10.2006 as reported in annual report	18	222	-18	-65	184	2.463	2.804
Effect of changes in accounting policies						0	0
Restated value at 1.10.2006	18	222	-18	-65	184	2.463	2.804
Hedging against interest risks				0			0
Effect of hedging on deferred tax				0			0
Hedging against exchange rate risks				59			59
Effect of hedging on deferred tax				-16			-16
Net gain/loss not recognised in income statement	0	0	0	43	0	0	43
Dividend paid out for 2005/06					-184		-184
Tax value of loss on employee shares							0
Profit for the period						778	778
Own shares purchased and loss from exercised options						-105	-105
Own shares sold							0
Exchange rate adjustment, assetsin foreign currency						-157	-157
Adjustment of opening balances and other adjustments							0
relating to subsidiaries			25			30	55
Balance at 31.03.2007	**18**	**222**	**7**	**-22**	**0**	**3.009**	**3.234**

Notes (unaudited)

1. Segment information

Primary segment - business activities
Group, 2006/07

mDKK	Medical Care + Breast Care		Not Allocated costs and eliminations		Total	
	2006/07	*2005/06*	*2006/07*	*2005/06*	*2006/07*	*2005/06*
Revenue	3.913	3.059	0	0	3.913	3.059
Operating profit for segment	755	678	-262	-129	493	549

Notes (unaudited)

	Group	
	mDKK	
	2006/07	*2005/06*
2. Financial income		
Interest income	8	14
Exchange-rate adjustments	30	0
Fair-value adjustments transferred from equity	0	0
Total	**38**	**14**
3. Financial expenses		
Interest expense	93	70
Fair-value adjustments from share options	8	54
Fair-value adjustments transferred from equity	0	7
Exchange-rate adjustments		13
Other financial expenses	6	4
Total	**107**	**148**
4. Minority interests		
Minority interests at 1.10.2006	1	2
Acquisitions	0	0
Share of net profit from subsidiaries	0	0
Dividend paid	0	-1
Minority interests at 31.03.2007	**1**	**1**
5. Adjustment for non-cash operating items		
Depreciation	285	189
Gain on sale of fixed assets	0	0
Change in provisions	-7	0
Total	**278**	**189**
6. Changes in working capital		
Inventories	-146	-49
Trade receivables	-127	-117
Other receivables	-19	-33
Trade and other payables	-43	-29
Total	**-335**	**-228**

	Group	
	mDKK	
	2006/07	*2005/06*
7. Liquidity		
Marketable securities	1	266
Cash	1	1
Bank balances	291	566
	293	833
Utilised credit facilities, short term	-260	-117
Total	**33**	**716**

8. Contingent items

Contingent liabilities

At 31 March 2007 the parent company had guaranteed loans raised by Group enterprises and associates of mDKK 433 (2005/06 mDKK 359).

Minor lawsuits are pending against the Group. These are not expected to influence the company's future earning:

	Group mDKK 2006/07	2005/06
9. Discontinued operations		
Sterling Medical Services LLC		
Profit for the period until transfer of control		
Revenue	0	166
Cost of sales	0	-94
Gross profit	**0**	**72**
Distribution, sales and marketing costs	0	-50
Administrative expenses	0	-27
Operating profit	**0**	**-5**
Financial expenses	0	0
Profit before tax	**0**	**-5**
Tax on profit for the period	0	0
Profit for the period	**0**	**-5**
The discontinued operations have impacted the Profit and loss this way:		
Profit for the period until transfer of control	0	-5
Gain on sale of discontinued operations	29	0
Tax of gain on sale	0	0
Impact on profit for the period	**29**	**-5**

Notes (unaudited)

	Group	
	mDKK	
	2006/07	*2005/06*
Amoena Medizin-Orthopädie-Technik GmbH		
Profit for the period until transfer of control		
Revenue	212	222
Cost of sales	-73	-77
Gross profit	**139**	**145**
Distribution, sales and marketing costs	-84	-86
Administrative expenses	-29	-27
Research and development costs	-10	-8
Other operating income	2	0
Other operating expenses	-1	0
Special items	4	0
Operating profit	**21**	**24**
Financial expenses	-10	-7
Profit before tax	**11**	**17**
Tax on profit for the period	-10	-12
Profit for the period	**1**	**5**
The discontinued operations have impacted the Profit and loss this way:		
Profit for the period until transfer of control	1	5
Gain on sale of discontinued operations	443	0
Tax of gain on sale	0	0
Impact on profit for the period	**444**	**5**

Notes (unaudited)

	Group	
	mDKK	
	2006/07	*2005/06*
Mills Biopharmaceuticals LLC		
Profit for the period until transfer of control		
Revenue	50	0
Cost of sales	-33	0
Gross profit	**17**	**0**
Distribution, sales and marketing costs	-6	0
Administrative expenses	-3	0
Operating profit	**8**	**0**
Financial expenses	-1	0
Profit before tax	**7**	**0**
Tax on profit for the period	-1	0
Profit for the period	**6**	**0**
The discontinued operations have impacted the Profit and loss this way:		
Profit for the period until transfer of control	6	0
Gain on sale of discontinued operations	0	0
Tax of gain on sale	0	0
Impact on profit for the period	**6**	**0**
The discontinued operations have in the period contributed with cash flows as follows:		
Cash flow from operations	41	30
Cash flow from investments	-24	-8
Cash flow from financing	12	6
Cash flow from discontinued operations	**29**	**28**

Income statement, quarterly (unaudited)

		Group									
		mDKK		mDKK		mDKK		mDKK		mDKK	
		2006/07	2005/06	2006/07	2005/06	2006/07	2005/06	2006/07	2005/06	2006/07	2005/06
Notes		Q1	Q1	Q2	Q2	Q3	Q3	Q4	Q4	Year	Year
1	Revenue	1.924	1.544	1.989	1.515		1.717		1.933		6.709
	Cost of sales	-776	-582	-789	-558		-681		-866		-2.687
	Gross profit	**1.148**	**962**	**1.200**	**957**		**1.036**		**1.067**		**4.022**
	Distribution, sales and marketing costs	-608	-469	-671	-469		-531		-628		-2.097
	Administrative expenses	-237	-172	-232	-163		-205		-221		-761
	Research and development costs	-60	-54	-82	-54		-56		-80		-244
	Other operating income	12	6	24	8		16		1		31
	Other operating expenses	0	-3	-1	0		-2		-7		-12
	Separate items	0	0	0	0		-52		-8		-60
1	**Operating profit**	**255**	**270**	**238**	**279**		**206**		**124**		**879**
2	Financial income	28	8	10	6		18		-2		30
3	Financial expenses	-82	-46	-25	-96		-52		-58		-252
	Profit before tax	**201**	**232**	**223**	**189**		**172**		**64**		**657**
	Tax on profit for the period	-55	-66	-70	-50		-60		-15		-191
	Net profit for the period continuing operations	**146**	**166**	**153**	**139**		**112**		**49**		**466**
9	Net profit for the period discontinued operations	-4	-2	483	2		131		18		149
	Profit for the period	**142**	**164**	**636**	**141**		**243**		**67**		**615**
4	Minority interests	0	0	0	0		0		-1		-1
	Coloplast´s share of profit for the period	**142**	**164**	**636**	**141**		**243**		**66**		**614**
	Earnings per Share (EPS)	3	4	3	3		3		1		11

Alteration of comparative figures per quarter 2005/06 and 1st quarter 06/07

Coloplast group	Q1, 2005/06				Acc. Q2, 2005/06				Acc. Q3, 2005/06				Acc. Q4, 2005/06				Q1, 2006/07			
	Annual report 05/06	Amoena	Brachy	After correction	Annual report 05/06	Amoena	Brachy	After correction	Annual report 05/06	Amoena	Brachy	After correction	Annual report 05/06	Amoena	Brachy	After correction	Annual report 05/06	Amoena	Brachy	After correction
Revenue	1.646	-102		1.544	3.281	-222		3.059	5.142	-359	-7	4.776	7.227	-483	-35	6.709	2.048	-96	-26	1.924
Cost of sales	-618	36		-582	-1.217	77		-1.140	-1.950	123	6	-1.821	-2.884	161	36	-2.687	-828	32	20	-776
Gross profit	**1.028**	**-66**	**0**	**962**	**2.064**	**-145**	**0**	**1.919**	**3.192**	**-236**	**-1**	**2.955**	**4.343**	**-322**	**1**	**4.022**	**1.220**	**-66**	**-6**	**1.148**
Distribution, sales and marketing costs	-513	44		-469	-1.024	86		-938	-1.598	128	1	-1.469	-2.268	168	3	-2.097	-653	40	5	-608
Administrative expenses	-185	13		-172	-362	27		-335	-580	40		-540	-816	54	1	-761	-253	14	2	-237
Research and development costs	-58	4		-54	-116	8		-108	-177	13		-164	-263	19		-244	-66	6		-60
Other operating income	6			6	14			14	30			30	32	-1		31	12			12
Other operating expenses	-3			-3	-3			-3	-5			-5	-13	1		-12	0			0
Separate items	0			0	0			0	-52			-52	-60			-60	0			0
Operating profit	**275**	**-5**	**0**	**270**	**573**	**-24**	**0**	**549**	**810**	**-55**	**0**	**755**	**955**	**-81**	**5**	**879**	**260**	**-6**	**1**	**255**
Financial income	6			6	13	1		14	32			32	35	-5		30	23	5		28
Financial expenses	-47	1		-46	-148	6		-142	-200	6		-194	-264	11	1	-252	-81	-1		-82
Profit before tax	**236**	**-4**	**0**	**232**	**438**	**-17**	**0**	**421**	**642**	**-49**	**0**	**593**	**726**	**-75**	**6**	**657**	**202**	**-2**	**1**	**201**
Tax on profit for the period	-72	6		-66	-128	12		-116	-197	21		-176	-213	22		-191	-60	5		-55
Net profit for the period continuing operations	**164**	**2**	**0**	**166**	**310**	**-5**	**0**	**305**	**445**	**-28**	**0**	**417**	**513**	**-53**	**6**	**466**	**142**	**3**	**1**	**146**
Net profit for the period discontinued operations	0	-2		-2	-5	5		0	103	28		131	102	53	-6	149	0	-3	-1	-4
Profit for the period	**164**	**0**	**0**	**164**	**305**	**0**	**0**	**305**	**548**	**0**	**0**	**548**	**615**	**0**	**0**	**615**	**142**	**0**	**0**	**142**
Minority interests	0			0	0			0	0			0	-1			-1	0			0
Coloplast´s share of profit for the period	**164**	**0**	**0**	**164**	**305**	**0**	**0**	**305**	**548**	**0**	**0**	**548**	**614**	**0**	**0**	**614**	**142**	**0**	**0**	**142**

Alteration of comparative figures per quarter 2005/06 and 1st quarter 06/07

Coloplast group	Q1, 2005/06			
	Annual report 05/06	Amoena	Brachy	After correction
Revenue	1 646	-102	0	1.544
Cost of sales	-618	36	0	-582
Gross profit	**1.028**	**-66**	**0**	**962**
Distribution, sales and marketing costs	-513	44	0	-469
Administrative expenses	-185	13	0	-172
Research and development costs	-58	4	0	-54
Other operating income	6	0	0	6
Other operating expenses	-3	0	0	-3
Separate items	0	0	0	0
Operating profit	**275**	**-5**	**0**	**270**
Financial income	8	0	0	8
Financial expenses	-47	1	0	-46
Profit before tax	**236**	**-4**	**0**	**232**
Tax on profit for the period	-72	6	0	-66
Net profit for the period continuing operations	**164**	**2**	**0**	**166**
Net profit for the period discontinued operations	0	-2	0	-2
Profit for the period	**164**	**0**	**0**	**164**
Minority interests	0	0	0	0
Coloplast's share of profit for the period	**164**	**0**	**0**	**164**

Coloplast group	Q2, 2005/06			
	Annual report 05/06	Amoena	Brachy	After correction
Revenue	1.635	-120	0	1.515
Cost of sales	-599	41	0	-558
Gross profit	**1.036**	**-79**	**0**	**957**
Distribution, sales and marketing costs	-511	42	0	-469
Administrative expenses	-177	14	0	-163
Research and development costs	-58	4	0	-54
Other operating income	6	0	0	6
Other operating expenses	0	0	0	0
Separate items	0	0	0	0
Operating profit	**298**	**-19**	**0**	**279**
Financial income	5	1	0	6
Financial expenses	-101	5	0	-96
Profit before tax	**202**	**-13**	**0**	**189**
Tax on profit for the period	-56	6	0	-50
Net profit for the period continuing operations	**146**	**-7**	**0**	**139**
Net profit for the period discontinued operations	-5	7	0	2
Profit for the period	**141**	**0**	**0**	**141**
Minority interests	0	0	0	0
Coloplast's share of profit for the period	**141**	**0**	**0**	**141**

Coloplast group	Q3, 2005/06			
	Annual report 05/06	Amoena	Brachy	After correction
Revenue	1.861	-137	-7	1.717
Cost of sales	-733	46	6	-681
Gross profit	**1.128**	**-91**	**-1**	**1.036**
Distribution, sales and marketing costs	-574	42	1	-531
Administrative expenses	-218	13	0	-205
Research and development costs	-61	5	0	-56
Other operating income	16	0	0	16
Other operating expenses	-2	0	0	-2
Separate items	-52	0	0	-52
Operating profit	**237**	**-31**	**0**	**206**
Financial income	19	-1	0	18
Financial expenses	-52	0	0	-52
Profit before tax	**204**	**-32**	**0**	**172**
Tax on profit for the period	-69	9	0	-60
Net profit for the period continuing operations	**135**	**-23**	**0**	**112**
Net profit for the period discontinued operations	108	23	0	131
Profit for the period	**243**	**0**	**0**	**243**
Minority interests	0	0	0	0
Coloplast's share of profit for the period	**243**	**0**	**0**	**243**

Coloplast group	Q4, 2005/06			
	Annual report 05/06	Amoena	Brachy	After correction
Revenue	2.085	-124	-28	1 933
Cost of sales	-934	38	30	-866
Gross profit	**1.151**	**-86**	**2**	**1.067**
Distribution, sales and marketing costs	-670	40	2	-628
Administrative expenses	-236	14	1	-221
Research and development costs	-66	6	0	-60
Other operating income	2	-1	0	1
Other operating expenses	-8	1	0	-7
Separate items	-8	0	0	-8
Operating profit	**145**	**-26**	**5**	**124**
Financial income	3	-5	0	-2
Financial expenses	-64	5	1	-58
Profit before tax	**84**	**-26**	**6**	**64**
Tax on profit for the period	-16	1	0	-15
Net profit for the period continuing operations	**68**	**-25**	**6**	**49**
Net profit for the period discontinued operations	-1	25	-6	18
Profit for the period	**67**	**0**	**0**	**67**
Minority interests	-1	0	0	-1
Coloplast's share of profit for the period	**66**	**0**	**0**	**66**

Coloplast group	Q1, 2006/07			
	Annual report 05/06	Amoena	Brachy	After correction
Revenue	2 048	-98	-26	1.924
Cost of sales	-828	32	20	-776
Gross profit	**1.220**	**-66**	**-6**	**1.148**
Distribution, sales and marketing costs	-653	40	5	-608
Administrative expenses	-253	14	2	-237
Research and development costs	-66	6	0	-60
Other operating income	12	0	0	12
Other operating expenses	0	0	0	0
Separate items	0	0	0	0
Operating profit	**260**	**-6**	**1**	**255**
Financial income	23	5	0	28
Financial expenses	-81	-1	0	-82
Profit before tax	**202**	**-2**	**1**	**201**
Tax on profit for the period	-60	5	0	-55
Net profit for the period continuing operations	**142**	**3**	**1**	**146**
Net profit for the period discontinued operations	0	-3	-1	-4
Profit for the period	**142**	**0**	**0**	**142**
Minority interests	0	0	0	0
Coloplast's share of profit for the period	**142**	**0**	**0**	**142**

END